Exhibit 77(i)

                       Terms of New or Amended Securities

At the March 24, 2004, meeting of the Board of Directors of ING Strategic Allocation Portfolios, Inc. (the "Board"), the Board approved re-designating the Portfolios' Class R shares to Class I shares with no effect upon the shareholders of the Portfolios.